EXHIBIT 99.3

CALL-NET ENTERPRISES INC.

Annual and Special Meeting of Shareholders
Held on May 4, 2005
REPORT OF VOTING RESULTS
Pursuant to National Instrument 51-102 Continuous Disclosure Obligations
Section 11.3

Brief
Description	Outcome
of	of	Conducted by Ballot
Matters	the	Number or Percentage of Votes Cast
Voted Upon	Vote	For	Against	Withheld
In respect of the election of the Directors of the Company	For (by show of hands)		Not applicable
In respect of the re-appointment of the auditor of the Company	For (by show of hands)		Not applicable
In respect of a resolution authorizing certain amendments to the Company’s Incentive Stock Option Plan[1]	For (in person and by proxy)	8,696,092	5,391,750	N/A
In respect of a resolution authorizing certain amendments to the Company’s Restricted Stock Unit Plan[2]	For (in person and by proxy)	13,709,906	225,951	N/A

[1]	Voted upon by the holders of Common Shares, Class B Non-Voting Shares and Preferred Share, voting together as a group, other than votes attaching to shares owned by insiders to whom options may be issued pursuant to the Incentive Stock Option Plan and associates of such persons.

CALL-NET ENTERPRISES INC.

Per:	/s/ Janice Spencer

Name: Janice Spencer
Title: Secretary

2 Voted upon by the holders of Common Shares, Class B Non-Voting Shares and Preferred Share, voting together as a group, other than votes attaching to shares owned by insiders to whom options may be issued pursuant to the Restricted Stock Unit Plan and associates of such persons.